Exhibit 7
UNAUDITED COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(1)

	2011	2010	2009	2008	2007
	£m	£m	£m	£m	£m
Financing costs per consolidated income statement	429	1,512	2,419	2,014	1,612
One third of rental expense	629	553	466	387	340
Interest capitalized	138	—	—	—	—

Fixed charges(2)	1,196	2,065	2,885	2,401	1,952

Profit/(loss) before taxation from continuing operations	9,498	8,674	4,189	9,001	(2,383)
Share of profit in associates	(5,059)	(4,742)	(4,091)	(2,876)	(2,728)
Fixed charges	1,196	2,065	2,885	2,401	1,952
Dividends received from associates	1,424	1,436	647	873	791
Preference dividend requirements of a consolidated subsidiary	(89)	(86)	(82)	(65)	(69)
Interest capitalized	(138)	—	—	—	—

Earnings	6,832	7,347	3,548	9,334	(2,437)

Ratio of earnings to fixed charges	5.7	3.6	1.2	3.9	—
Deficiency between fixed charges and earnings	—	—	—	—	(4,389)

Notes:

1.	All of the financial information presented in this exhibit is unaudited.

2.	Fixed charges include (1) interest expensed (2) interest capitalized (3) amortised premiums, discounts and capitalised expenses related to indebtedness, (4) an estimate of the interest within rental expense, and (5) preference security dividend requirements of a consolidated subsidiary. These include the financing costs of subsidiaries and joint ventures.